July 3, 2018

VIA EMAIL

B2Gold Corp.
Suite 3100, 595 Burrard Street
Three Bentall Centre
Vancouver, British Columbia
V7X 1J1

Dear Sirs and Mesdames:

B2Gold Corp. – Registration Statement on Form S-8

We are Canadian counsel to B2Gold Corp. (the “Company”). We are writing in reference to the preparation and filing with the United States Securities and Exchange Commission of a Registration Statement (the “Registration Statement”) on Form S-8 under the United States Securities Act of 1933 (the “Act”). We understand that the purpose of the Registration Statement is to register the offer and sale of up to 5,000,000 common shares of the Company (the “Plan Shares”) pursuant to the redemption of restricted share units (“RSUs”) governed by the Company’s Restricted Share Unit Plan (Amended) (the “RSU Plan”), the RSU Plan having been approved by the board of directors of the Company (the “Board”), effective May 8, 2018, and by the shareholders of the Company on June 8, 2018.

For the purposes of this opinion we have examined:

(a)

copies of the applicable resolutions of the Board reserving and allotting common shares for issue on redemption of RSUs issued under the RSU Plan and on redemption of RSUs to be issued under the RSU Plan in the future, and we assume that such resolutions remain in full force and effect; and

(b)	a copy of the RSU Plan.

We have also examined and relied upon the corporate records of the Company maintained by us and have considered such matters of law as we believe necessary and relevant to enable us to give, and as the basis for, this opinion. We have, without making any independent investigation, assumed the completeness of such corporate records, the conformity to originals of telecopied, certified and photographically reproduced documents that we have examined and the proper authority of all signatories, other than those on behalf of the Company, and the authenticity of all signatures on documents that have been examined by us.

Our opinion below is expressed only with respect to the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The opinions hereinafter expressed are based on such laws in effect on the date hereof.

As to various questions of fact relevant to the opinions expressed herein, including with regards to the current issued and outstanding common shares, RSUs and other securities of the Company, we have relied upon, and assume the accuracy of the representations and warranties contained in the documents and certificates and oral or written statements and other information of or from representatives of the Company and others and assume compliance on the part of all parties to the documents with their covenants and agreements contained therein. We also have assumed that any future changes to the terms and conditions of the RSU Plan will be duly authorized by the Company and will comply with all applicable laws and that any Plan Shares issued on the redemption of RSUs will be redeemed in accordance with the terms of the RSU, the RSU Plan and the terms of the applicable RSU grant.

Based upon and subject to the foregoing, we are of the opinion that the Plan Shares reserved by the Company for issuance pursuant to the RSU Plan will, upon the grant of RSUs in accordance with the terms of the RSU Plan, the due and valid vesting and redemption of each such RSU in accordance the terms of the applicable RSU grant and the terms of the RSU Plan and the issuance of such Plan Shares in accordance with the terms governing such RSUs and the RSU Plan, be validly issued as fully paid and non-assessable common shares of the Company.

Consent is hereby given to the use of our name in the Registration Statement, and to the filing, as an exhibit to the Registration Statement, of this opinion. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Yours very truly,

/s/ Lawson Lundell LLP